UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

        -------------------------------------------------

                          SCHEDULE 13D

                        (Amendment No. 6)

            Under the Securities Exchange Act of 1934

                        MIDWAY GAMES INC.
                        (Name of Issuer)

                          Common Stock
                 (Title of Class of Securities)

                           598-148-104
                         (CUSIP Number)

                       Sumner M. Redstone
                         200 Elm Street
                   Dedham, Massachusetts 02026
                    Telephone: (781) 461-1600
             (Name, Address and Telephone Number of
    Person Authorized to Receive Notices and Communications)

                          July 24, 2002
     (Date of Event which Requires Filing of this Statement)


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If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement / /.

CUSIP No. 598-148-104                        Page 1 of 5 Pages


                         Schedule 13D/A
-----------------------------------------------------------------
(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

                    SUMNER M. REDSTONE
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                    S.S. No.
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(2)  Check the Appropriate Box if a Member of Group (See
     Instructions)
/  / (a)
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/  / (b)
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(3)  SEC Use Only
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(4)  Sources of Funds (See Instructions)             PF
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(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).
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(6)  Citizenship or Place of Organization
                  United States
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Number of       (7) Sole Voting Power          3,976,482
  Shares                                  -----------------------
Beneficially    (8) Shared Voting Power         4,122,771*
 Owned by                                 -----------------------
   Each         (9) Sole Dispositive Power       3,976,482
Reporting                                 -----------------------
Person With    (10) Shared Dispositive Power     4,122,771*
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(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                    8,099,253*
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(12) Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares     (See Instructions)
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(13) Percent of Class Represented by Amount in Row (11)
                           18.53%
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(14) Type of Reporting Person (See Instructions)     IN
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*Includes shares owned by National Amusements, Inc.

CUSIP No. 598-148-104                       Page 2 of 5 Pages
                         Schedule 13D/A
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(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

                    NATIONAL AMUSEMENTS, INC.
-----------------------------------------------------------------
                    I.R.S No.  04-2261332
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(2)  Check the Appropriate Box if a Member of Group (See
    Instructions)
/  / (a)
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/  / (b)
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(3)  SEC Use Only
-----------------------------------------------------------------
(4)  Sources of Funds (See Instructions)                N/A
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(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).
-----------------------------------------------------------------
(6)  Citizenship or Place of Organization     Maryland
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Number of           (7)  Sole Voting Power          0
  Shares                                  -----------------------
Beneficially        (8)  Shared Voting Power        4,122,771
Owned by                                  -----------------------
   Each             (9)  Sole Dispositive Power     0
Reporting                                 -----------------------
Person With         (10) Shared Dispositive Power   4,122,771
-----------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                    4,122,771
-----------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares   (See Instructions)
-----------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)   9.43%
-----------------------------------------------------------------
(14) Type of Reporting Person (See Instructions) CO
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                                        Page 3 of 5 Pages

Item 1.   Security and Issuer.
          --------------------

          This Amendment No. 6 amends the Statement on Schedule 13D previously filed with the SEC by Mr. Sumner M. Redstone and National Amusements, Inc. ("NAI") with respect to the voting common stock, $.01 par value per share (the "Common Shares"), of Midway Games Inc. (the "Issuer"), a Delaware corporation, with its principal executive office located at 2704 West Roscoe Street, Chicago, IL 60618.


Item 2.  Identity and Background.
         -----------------------
          Item 2 is amended as follows:

          The third full paragraph of Item 2 (as restated in Amendment 4) is deleted and replaced with the following paragraph:

          "NAI, a Maryland corporation has its principal office at 200 Elm Street, Dedham, Massachusetts 02026. NAI's principal businesses are owning and operating movie theaters in the United States, the United Kingdom and South America and holding the common stock of NAIRI, Inc., a Delaware corporation. Mr. Sumner
M. Redstone holds approximately 83% of the voting securities of NAI as a voting trustee of various trusts."


Item 5.   Interest in Securities of the Issuer.
          --------------------------------------

          Item 5 is hereby amended as follows:

   (a) NAI is currently the beneficial owner, with shared dispositive and voting power, of 4,122,771 Common Shares, or approximately 9.43%, of the issued and outstanding Common Shares of the Issuer (based on the number of Common Shares that were reported on the Issuer's 10Q to be issued and outstanding as of May 09,
        2002).

   (b) Mr. Sumner M. Redstone is currently the beneficial owner, with sole dispositive and voting power, of 3,976,482 Common Shares, or approximately 9.09%, of the issued and outstanding Common Shares of the Issuer (based on the number of Common Shares that were reported by the Issuer to be issued and outstanding as of May 09,
        2002). As a result of his stock ownership in NAI, Mr. Sumner M. Redstone is deemed the beneficial owner of an additional 4,122,771 Common Shares of the issued and outstanding Common Shares of the Issuer, for a total of 8,099,253 Common Shares, or approximately 18.53% of the issued and outstanding Common Shares of the Issuer (based on the number of Common Shares that were reported by the Issuer to be issued and outstanding as of May 09,
        2002).

    (c)   Transactions effected during the past sixty (60) days:


	On July 30, 2002, Mr. Sumner M. Redstone transferred
3,659,783 Common Shares to Phyllis G. Redstone pursuant to a
Settlement of Divorce.

			Acquisitions
			------------

All transactions were executed by Bear Stearns, New York, N.Y.

                                        Page 4 of 5 Pages

              DATE       NO. OF SHARES       PRICE
             -------     --------------    --------
            7/24/2002        1,900           3.75
            7/24/2002        3,300           3.77
            7/24/2002        13,600          3.80
            7/24/2002        1,200           3.83
            7/24/2002        20,000          3.85
            7/24/2002        2,000           3.86
            7/24/2002        40,000          3.87
            7/24/2002        19,300          3.90
            7/24/2002        9,400           4.00
            7/24/2002        8,000           4.12
            7/24/2002        32,000          4.14
            7/24/2002        36,300          4.15
            7/24/2002        1,200           4.17
            7/24/2002        6,900           4.21
            7/24/2002        14,400          4.22
            7/24/2002        10,000          4.23
            7/24/2002        30,500          4.24
            7/24/2002         300            4.20
            7/24/2002        1,700           4.24
            7/24/2002         100            4.35
            7/24/2002         300            4.35
            7/24/2002         200            4.35
            7/24/2002        1,400           4.39
            7/24/2002         100            4.39
            7/24/2002        1,600           4.39
            7/24/2002         100            4.44
            7/24/2002         200            4.46
            7/24/2002         500            4.46
            7/24/2002        1,500           4.46
            7/24/2002        1,600           4.40
            7/24/2002         500            4.45
            7/24/2002        1,500           4.44
            7/24/2002        1,200           4.44
            7/24/2002         200            4.42
            7/24/2002        4,000           4.37
            7/25/2002        1,500           4.30
            7/25/2002        1,400           4.30
            7/25/2002         600            4.30
            7/25/2002         400            4.30
            7/25/2002        1,000           4.31
            7/25/2002        1,200           4.36
            7/25/2002         300            4.37
            7/25/2002        1,200           4.37
            7/25/2002         700            4.34
            7/25/2002         400            4.37
            7/25/2002         500            4.37
            7/25/2002        1,000           4.37
            7/25/2002        2,300           4.40
            7/25/2002         300            4.40
            7/25/2002         200            4.40
            7/25/2002         200            4.25
            7/25/2002        1,200           4.37
            7/25/2002         500            4.37
            7/25/2002        2,000           4.31
            7/25/2002        1,000           4.37
            7/25/2002        1,600           4.37
            7/25/2002         700            4.34
            7/26/2002        1,000           4.38
            7/26/2002         700            4.39
            7/26/2002        4,000           4.40

                                       Page 5 of 5 Pages

              DATE       NO. OF SHARES        PRICE
           -----------    ------------     ----------
            7/26/2002         100             4.40
            7/26/2002         200             4.40
            7/26/2002        1,000            4.35
            7/26/2002        1,500            4.40
            7/26/2002         200             4.41
            7/26/2002        1,100            4.35
            7/26/2002         500             4.35
            7/26/2002        1,800            4.29
            7/26/2002         300             4.29
            7/26/2002         200             4.20
            7/29/2002         200             4.59
            7/29/2002        2,100            4.60
            7/29/2002        1,000            4.64
            7/29/2002        5,400            4.65
            7/29/2002         200             4.68
            7/29/2002         800             4.69
            7/29/2002         200             4.65
            7/29/2002         500             4.77
            7/29/2002         500             4.79
            7/29/2002         500             4.79
            7/29/2002        1,500            4.81
            7/29/2002        1,000            4.65
            7/29/2002         500             4.64
            7/29/2002        2,500            4.65


      Item 7. 	Material to Be Filed as Exhibits

	A joint filing agreement between Mr. Sumner M. Redstone and National Amusements, Inc. is attached hereto as Exhibit 99.1.


                           Signatures
                          ------------


     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. Pursuant to Rule 13d-1(k)(1), each of the undersigned agrees that this statement is filed on behalf of each of us.



July 30. 2002                      /s/ Sumner M. Redstone
                                   ------------------------
                                   Sumner M. Redstone,
                                   Individually



                                   National Amusements, Inc.


                                   By:   /s/ Sumner M. Redstone
                                         -----------------------
                                   Name: Sumner M. Redstone,
                                   Title:Chairman and Chief
                                         Executive Officer